Filed Pursuant to Rule 433

Relating to Preliminary Prospectus Supplement dated August 7, 2012

Registration No. 333-183108

Ingram Micro Inc.

5.000% Notes due 2022

Pricing Term Sheet

Issuer:	Ingram Micro Inc. (the “Issuer”)

Security:	5.000% Notes due 2022 (the “Notes”)

Ratings:	Baa3 by Moody’s Investor Service, Inc.
BBB- by Standard & Poor’s Ratings Services
BBB- by Fitch, Inc.

Aggregate Principal Amount:	$300,000,000

Maturity:	August 10, 2022

Trade Date:	August 7, 2012

Settlement Date:	August 10, 2012

Coupon:	5.000% per annum

Price to Public:	99.402%

Yield to Maturity:	5.077%

Spread to Benchmark Treasury:	T + 345 basis points

Benchmark Treasury:	1.750% due May 15, 2022

CUSIP:	457153 AF1

Benchmark Treasury Price & Yield:	Price: 101-03+

Yield: 1.627%

Denominations:	Minimum of $2,000 and integral multiples of $1,000 thereof

Interest Payment Dates:	February 10th and August 10th of each year, beginning on February 10, 2013

Optional Redemption Provision:	Prior to February 10, 2022 (6 months prior to the maturity date), at the greater of (1) 100% plus accrued and unpaid interest or (2) the sum of the present value of the remaining scheduled payments of principal and interest, discounted to the redemption date on a semi-annual basis at the applicable Treasury Rate, plus 50 basis points, plus accrued and unpaid interest. On or after February 10, 2022, at 100% plus accrued and unpaid interest

Joint Bookrunning Managers:	Morgan Stanley & Co. LLC RBS Securities Inc.

Co-Managers:	BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.

The Issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC website at www.sec.gov. Alternatively, the Issuer, any underwriter, or any dealer participating in the offering will arrange to send you the prospectus and related prospectus supplement if you request them by calling Morgan Stanley & Co. LLC toll free at +1 (866) 718-1649 or RBS Securities Inc. toll free at +1 (866) 884-2071.

The security ratings above are not a recommendation to buy, sell or hold the securities offered hereby. The ratings may be subject to revision or withdrawal at any time by Moody’s, Standard and Poor’s and Fitch. Each of the security ratings above should be evaluated independently of any other security rating.

The Issuer has not, and the underwriters have not, authorized anyone to provide any information other than that contained or incorporated by reference in the prospectus supplement and accompanying prospectus relating to the offering to which this communication relates, or in any free writing prospectus prepared by or on behalf of the Issuer or to which the Issuer has referred you. The Issuer and the underwriters take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you.